UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                                          Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                            No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Amendment to Angiotech Pharmaceuticals, Inc.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements for the year ended December 31, 2003.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

June 25, 2004

By

/s/ David M. Hall

Name:

     David M. Hall

Title:

     CFO

K:\38769\00001\MST\MST_O20M3

Exhibit 1

June 24, 2004

TO OUR SHAREHOLDERS

Recently, Canadian Securities Administrators adopted new rules for the disclosure contained in the Management’s Discussion and Analysis circulated in conjunction with financial statements. These new rules do not apply to Management’s Discussion and Analysis for financial periods beginning before January 1, 2004.  Nevertheless, management believes that these new requirements may be of help to our shareholders and the public when considering this discussion and analysis of our business activities and financial statements. Therefore, we have chosen to amend our Management’s Discussion and Analysis for the 15 month period ended December 31, 2003 to reflect the new rules.

We enclose the amended Management’s Discussion and Analysis with this letter. This amended disclosure should be read in conjunction with our audited financial statements for the 15 month period ended December 31, 2003 previously sent to you and available on our website www.angiotech.com. This amended disclosure should assist you in your ongoing review of the Company’s financial and operational affairs.

All future quarterly and annual Management’s Discussion and Analysis will reflect the new rules, as they are updated and amended from time to time.

If you have any questions on our updated Management’s Discussion and Analysis, please contact Ian Harper, Director, Investor Relations at 604-221-6933.

Yours truly,

/s/ David M. Hall

David M. Hall

Chief Financial Officer

ANGIOTECH PHARMACEUTICALS, INC.

For the fifteen month period ended December 31, 2003

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In September 2003, we announced a change in our fiscal year end from September 30 to December 31, effective as of December 31, 2003.  We have reported our annual consolidated financial statements for the fifteen month period ended December 31, 2003 (“the transition year”).  The following information should be read in conjunction with the audited financial statements for the fifteen month period ended December 31, 2003 and related notes prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

The discussion and analysis contained in this MD&A are as of March 10, 2004.

Overview

We are a Canadian company dedicated to enhancing the performance of medical devices and biomaterials through the emerging field of drug-coated medical devices and drug-loaded surgical implants.  We use our drug screening capabilities to identify pharmaceutical compounds that can address the underlying biological causes of sub-optimal clinical results obtained with specific medical devices or surgical implants.   Once the appropriate drug has been identified, we optimize dosing and develop proprietary ways to enable the drug to be released from a medical device or surgical implant in order to enhance the performance of the medical device or surgical implant and improve patient outcomes.

We have several products approved for sale in various jurisdictions including products developed internally and products acquired through recent acquisitions.  Our leading product is our paclitaxel-eluting coronary stent used to reduce restenosis in patients following a balloon angioplasty procedure.  This product has been approved for commercial sale in Europe, and other countries outside of the regulated markets of the United States and Japan, by our licensees, Boston Scientific Corporation (“BSC”) and Cook, Incorporated (“Cook”).  BSC received FDA approval relating to this product in March 2004 (see Subsequent Events).  Our additional commercial products were obtained as a result of the acquisition of Cohesion Technologies Inc. (“Cohesion”) in January 2003 and STS Biopolymers, Inc. (“STS”) in December 2003.

Cohesion’s products include bioresorbable hemostatic devices and biosealants for tissue repair and regeneration.  Our acquisition of Cohesion provides us with the opportunity to drug-load their approved surgical implants.  Cohesion has two products that have European and United States regulatory approval; CoStasis® Surgical Hemostat and CoSeal® Surgical Sealant and one product with CE Mark, Adhibit™ Anti-Adhesion Barrier.  STS develops and manufactures biocompatible coatings for medical devices.  The STS acquisition provides us with coating technology adaptable to many of the applications we are developing for next-generation drug-loaded medical devices.  STS’s products are in commercial use in Europe and the United States on a range of medical devices and they also license a series of coatings to a wide variety of medical device partners.  The Cohesion and STS acquisitions accelerate our product development timelines by combining the research, development, clinical and regulatory resources of all of the companies.

We are currently conducting the following clinical trials:

-

a safety study for the paclitaxel-loaded surgical vascular wrap program, treating patients with peripheral vessel disease;

-

a pivotal pulmonary sealant study using CoSeal®;

-

a pivotal myomectomy adhesion prevention study in laproscopic surgery using Adhibit™;

-

a feasibility study for Adhibit™ to prevent post-surgical adhesion formation following laproscopic surgery in endometriosis; and

-

phase 1 and 2 clinical studies investigating the use of PAXCEED TM (Micellar Paclitaxel for Injection) in the treatment of patients with severe psoriasis and rheumatoid arthritis.

We continue to add to our existing technology through our clinical development programs, internal research and development, product acquisition and in-licensing and through acquisition of companies that contribute to our overall corporate strategy.  We expect to complete at least one business acquisition in fiscal 2004.

In October 2003, we completed a public offering for 11,500,000 common shares resulting in gross proceeds of $339.3 million (US $251.6 million).  Net proceeds after underwriting discounts, commissions and other expenses were $320.4 million (U.S. $237 million).  These funds will be used to support our continuing clinical studies, research and development initiatives, working capital and for general corporate purposes.  We may use a portion of the net proceeds to fund acquisitions of, or investments in, businesses, products or technologies that expand, complement or are otherwise related to our business.  However, we do not have any present agreements or commitments with respect to any acquisition or investment.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”) is described in Note 17 to our consolidated financial statements for the fifteen month period ended December 31, 2003. These accounting principles require us to make certain estimates and assumptions.  We believe that the estimates and assumptions upon which we rely are reasonable and are based upon information available to us at the time that these estimates and assumptions are made. Actual results could differ from our estimates.  Areas of significant estimates include amortization of capital and intangible assets, and recognition of deferred revenue.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include the following:

-

Revenue recognition

-

Research and development costs

-

Goodwill and intangible assets

Revenue recognition

Product sales revenue is recognized when the product is shipped to the customer provided we have not retained any significant risks of ownership or future obligations with respect to the product shipped.  Revenue from product sales is recognized net of provisions for product sales subject to returns and allowances.  These provisions are established in the same period as the related product sales are recorded and are based on estimates and have historically not been significant.  A significant change in this estimate could have a material impact on our earnings.

License fees are comprised of initial upfront fees and milestone payments from collaborative licensing arrangements.  Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when we have no further involvement or obligation to perform under the arrangement.  Initial upfront fees and milestone payments which require our ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement, which varies by each arrangement.  Any change in our involvement during the period could have a material impact on our earnings.

We recognize royalty revenue once the amount is determinable, there is reasonable assurance of collection and there are no further obligations in respect to the royalty fee.  As we only started to receive royalty revenue in the current year, we do not currently have a long enough history to estimate royalty revenue with a high degree of certainty.  Therefore, we record royalty revenue upon receipt, which results in a one quarter lag from the time the associated sales were recorded by our corporate partners.  Once we have established a history of receiving royalty revenue, we will be a position to more accurately estimate the amounts due, and will begin accruing the royalty revenue in the same quarter as the associated sales are recorded by our corporate partners.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs.  Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. We assess whether these costs have met the relevant criteria for deferral and amortization at each reporting date.   We did not capitalize any research and development expenditures during the current fifteen month period, nor in the year ended September 30, 2002, other than the in-process research and development and intangible assets acquired in our business combinations.

Under U.S. GAAP, research and development expense also includes the cost to purchase rights to unproven technology which may not have alternate future uses.  Under Canadian GAAP the cost to purchase such rights is generally capitalized as an intangible asset.  As part of the current year acquisitions, we acquired $9.3 million of in-process research and development assets, which have been capitalized for Canadian GAAP purposes and expensed for U.S. GAAP purposes.  Details of the difference between Canadian and U.S. GAAP are provided in Note 17 to the consolidated financial statements for the fifteen month period ended December 31, 2003.  Any change in the future use or impairment of unproven technology may have a material impact on the Canadian GAAP financial statements.

Goodwill and intangible assets

Effective October 1, 2002, we adopted the Canadian Institute of Chartered Accountants new Handbook Section 3062 and the Financial Accounting Standards Board similar standard (SFAS 142), both entitled Goodwill and Other Intangible Assets. Goodwill and indefinite life intangible assets are no longer amortized but are tested for impairment at least annually. Intangible assets with finite lives acquired in a business combination, or other transaction, are to be amortized based on their estimated useful lives.  The adoption of Section 3062 and SFAS 142 did not have any impact on our financial position and results of operations as at October 1, 2002.

Goodwill acquired in the January 31, 2003 Cohesion and December 4, 2003 STS business combinations are tested for possible impairment on an annual basis and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  When the carrying value of a reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.  Circumstances that could trigger an impairment include adverse changes in legal or regulatory matters, technological advances, decreases in anticipated demand and unanticipated competition.  We conducted our test on the goodwill acquired in January 2003 in the Cohesion acquisition as at October 31, 2003.  The results of the discounted cash flow analysis of the goodwill and other intangibles held at October 31, 2003 indicated a fair value higher than the carrying value and therefore there was no indication of impairment.  We have not conducted an impairment test of the goodwill arising in the recent STS December 2003 business combination due to the timing of the acquisition.  We will perform the appropriate impairment testing on an annual basis.  Intangible assets acquired in the business combinations that have finite lives will be amortized over their estimated useful lives.

Our identifiable intangible assets are comprised of developed product and core technologies, in-process research and development and customer relationships acquired through our business combinations.  Intangible assets also include purchased medical technologies, including those acquired in exchange for the issuance of equity instruments issued by the Company.  We amortize intangible assets on a straight line basis over the estimated life of the technologies, which can be from two to ten years depending on the circumstances and the intended use of the technology.  We determine the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition.  We review the carrying value of our intangible assets on an annual basis to determine if there has been a change in any of these factors.  A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

Change in Accounting Policy

Stock based compensation

We have elected to prospectively adopt the new recommendations and amendments of The Canadian Institute of Chartered Accountants ("CICA") Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments" for awards granted under our stock option plan, modified or settled subsequent to October 1, 2002.  The standard requires the recognition of stock based compensation expense for all employee and non-employee stock-based compensation transactions using a fair value based method.  Prior to the adoption of this standard, the settlement method was used whereby any consideration received on the exercise of stock options or the purchase of stock was credited to share capital.  The adoption of this accounting policy resulted in the recognition of $4.0 million in compensation expense for the fifteen month period ended December 31, 2003, of which $2.0 million relates to the quarter ended December 31, 2003.  The Company has disclosed the pro forma effects to the loss for the period and loss per share as if the fair value method had been used for all awards including those granted prior to October 1, 2002.

We use the Black-Scholes option pricing model to calculate the fair value of the stock options granted, modified or settled. Our current weighted average assumptions include: an expected life of three years, a risk free interest rate of 3.92% and annualized volatility of 67.5%.  A change in any of these assumptions could impact earnings.

Acquisitions

Cohesion Technologies, Inc.

On January 31, 2003, we completed the acquisition of all of the common shares of Cohesion Technologies, Inc. in an all stock transaction, for total consideration of approximately $73.3 million (U.S. $47.9 million).

Located in Palo Alto, California, Cohesion is focused on developing and commercializing proprietary biomaterial products used by physicians to facilitate their performance of surgical procedures, including bioresorbable hemostatic materials and biosealants for tissue repair and regeneration.  As a result of this acquisition we obtained 2 FDA approved products and 3 products approved for commercial sale in non-U.S. major markets.

This acquisition was accounted for using the purchase method of accounting.  The assets, liabilities, revenue and expenses of Cohesion have been included in our consolidated financial statements from January 31, 2003, the date of acquisition.

STS Biopolymers, Inc.

On December 4, 2003, we completed the acquisition of all of the common shares of STS Biopolymers, Inc., for total consideration of approximately $31.9 million (U.S. $24.4 million).  The consideration primarily consisted of cash payments to shareholders and debtholders of STS.

Located in Henrietta, New York, STS specializes in the development and manufacturing of state-of-the-art biocompatible coatings for medical devices.  The STS coatings are in commercial use in Europe and the United States on a range of medical devices including vascular, neurointerventional catheters, dilators, cannulae, gastroenteral feeding tubes, urinary catheters, blood filters, infusion catheters and guidewires.  STS also licenses a series of hydrophilic lubricious (SLIP-COAT®), drug delivery (MEDI-COAT®) and medical imaging (ECHO-COAT ®) coatings to a wide variety of medical device partners.

This acquisition was accounted for using the purchase method of accounting.  The assets, liabilities, revenue and expenses of STS have been included in our consolidated financial statements from December 4, 2003, the date of acquisition.

Stock Splits

On March 3, 2003, the shareholders authorized a 2 for 1 stock split of our common share capital.   On January 20, 2004, the shareholders again authorized a 2 for 1 stock split of our common share capital.   All loss per share amounts discussed in the Management Discussion and Analysis of Financial Condition and Results of Operations and all common shares, options and per share amounts disclosed in the consolidated financial statements have been retroactively adjusted to give effect to both of the stock splits.

License Agreements

Baxter Healthcare Corporation

In April 2003, we finalized a Distribution and License Agreement and a Manufacturing and Supply Agreement with Baxter Healthcare Corporation (“Baxter”).  These agreements give Baxter the right to manufacture and distribute our surgical sealant product, CoSeal®, currently approved for sale in the U.S. and Europe, an option to license our surgical anti-adhesive product, Adhibit™, which is not currently approved for sale in the U.S., and another product indication currently in development.  We received an upfront fee of approximately $11.6 million (U.S. $8 million) in April 2003, of which approximately $8.7 million (U.S. $6 million) is not refundable and up to $2.9 million (U.S. $2 million) is refundable if we terminate the agreement, at our option, upon the failure of Baxter to achieve certain minimum sales and we elect to continue distributing the product.  Our exposure to the potential refund expires at the end of 2006.  We received $2.6 million (U.S. $2 million) and received a further $2.6 million (U.S. $2 million) subsequent to December 31, 2003 upon the transfer of manufacturing of the CoSeal® product to Baxter, and we expect to receive up to an additional $14.9 million (U.S. $11 million) if Baxter exercises its option to license one other product and extend the exclusive distribution rights for two current products.  We will earn a percentage royalty once existing inventory has been sold.  The agreements, or portions thereof, may be terminated by Baxter at any time, or by us if specified minimum sales are not achieved by Baxter.  Unless otherwise terminated, the agreements expire upon the earlier of the expiration of the last issued patent or ten years.

We recognize products sales to Baxter as revenue upon the sale of the product to the final customer once the final sales price is known.  Until that time, the product transferred to Baxter is recorded at cost as deferred costs.  The non-refundable upfront payment of approximately $8.7 million (U.S. $6 million) is being recorded as revenue on a straight-line basis over the estimated period to conclude the transfer of manufacturing to Baxter, which was originally estimated as 18 months and subsequently reduced to 10 months.  The amount of $2.9 million (U.S. $2 million) that may be refundable, as well as the other payments due upon transfer of manufacturing and exercise of options will be recognized as revenue upon the lapse of the refundability period and upon exercise of the options, respectively.  The amortization of the intangible asset related to CoSeal® is being amortized in proportion to the revenue earned.

C.R. Bard, Inc.

In November, 2003 we announced that our license agreement with C.R. Bard, Inc. was terminated by mutual agreement. The license agreement, entered into in 1998, provided for the use of paclitaxel and other related compounds for the perivascular treatment of stenosis associated with peripheral vascular surgery.  We have continued to develop the primary product, the paclitaxel-loaded biodegradable vascular wrap, which is currently being tested in a 60-patient clinical study.   There were no delays or disruptions to the program as a result of terminating this license.  No payments were required to be made to C.R. Bard, Inc., and we received no payments as a result of the termination of the agreement.

Results of Operations

For the fifteen month period ended December 31, 2003 ("transition year"), we recorded a loss of $67.6 million ($0.96 per share).  These results compare with a loss of $20.1 million ($0.32 per share) and $8.3 million ($0.14 per share) for the fiscal years ended September 30, 2002 ("fiscal 2002") and 2001 ("fiscal 2001"), respectively.  The significant increase in the loss for fiscal 2003 is primarily due to the fifteen month period, as a result of changing our year end from September 30 to December 31, and a $27.9 million foreign exchange loss recorded for accounting purposes as a result of the weakening U.S. dollar.  Operating loss and loss for the twelve month period ending September 30, 2003 are presented as follows for comparative purposes:

(in thousands of CDN$, except share and per share data)	Fifteen months ended December 31,	Twelve month periods ended September 30,
	2003	2003 (unaudited)	2002	2001
	$	$	$	$
Operating loss (a)	(43,318)	(35,536)	(24,226)	(23,439)

Other (expenses) income	(24,298)	(13,007)	4,083	15,112

Loss for the period	(67,616)	(48,543)	(20,143)	(8,327)
Basic and diluted loss per share	(0.96)	(0.72)	(0.32)	(0.14)

Total assets	520,716	214,716	151,565	162,703

(a)  Stock based compensation expense of $2.0 million has been included in the operating loss for the twelve month period ended September 30, 2003 and $4.0 million in the operating loss for the fifteen month period ended December 31, 2003.

The comparison of operating losses for the twelve month periods ending September 30 show an increase of 47% from fiscal 2002 to 2003.  This increase in operating loss is due to inclusion of subsidiary operations due to acquisitions, increased research and development and corporate activity and recognition of stock based compensation expense of $2.0 million during the twelve month period ended September 30, 2003.  The fifteen month period operating loss includes $4.0 million in stock based compensation expense and was consistent with our expectations.

The foreign exchange loss included in the loss for the fifteen month period ended December 31, 2003 is the result of a 23% appreciation of the Canadian dollar relative to the U.S. dollar during the period, combined with an increase in U.S. denominated cash, cash equivalents, short-term and long-term investments held of approximately U.S. $178.6 million held during the last quarter of 2003 as a result of our October 2003 public offering.

We have incurred annual operating losses since inception and as at December 31, 2003, we had an accumulated deficit of $127.9 million.  Future profitability will depend upon the commercial success of our products in major markets worldwide and the achievement of product development objectives.

Total assets as at December 31, 2003 of $520.7 million increased significantly from September 30, 2003 as a result of the October 2003 public offering which provided approximately $321 million in net proceeds.  A majority of these proceeds were held in cash, cash equivalents, short-term and long-term investments at December 31, 2003.  Additional increases in total assets as at December 31, 2003 compared to September 30, 2002 and 2001 related to the identifiable intangible assets and goodwill acquired in January and December 2003 in our acquisition of Cohesion and STS respectively.  At December 31, 2003 we had $47.2 million in intangible assets (net of amortization) compared to $4.7 million at September 30, 2002 and we had $40.9 million in goodwill compared to $nil at September 30, 2002.

Revenues

(in thousands of CDN$, except share and per share data)	Fifteen months ended December 31, 2003	Twelve month periods endedSeptember 30,
		2003 (unaudited)	2002	2001
	$	$	$	$
Product sales	11,130	7,694	-	-
License fees	10,859	4,323	7,322	1,123
Royalty revenue	5,809	2,246	8	-
	27,798	14,263	7,330	1,123

Our revenue was derived from the sale of commercially approved biomaterial and biocompatible coatings, amortization of up-front license fees and royalty revenue primarily generated from the sales of drug eluting stents in certain countries other than the U.S.

Product sales for the fifteen month period ended December 31, 2003 were comprised of 11 months of commercial product sales for Cohesion and 1 month of commercial product sales for STS, which are the periods from the acquisition date of each subsidiary.  We did not have product sales in fiscal 2002 and 2001.  Cohesion’s product sales accounted for 96% of the total of which 73% was derived from the sale of CoSeal® in the United States.  As per the agreements entered into with Baxter, they began to sell the CoSeal® product in April 2003.  We receive a percentage of the sales revenue for this product until Baxter sells the remaining inventory manufactured by Cohesion that was transferred to Baxter by December 31, 2003.  Once this remaining inventory is sold we will switch to receiving a royalty on the sales of CoSeal® sold by Baxter.  We expect product sales of the remaining inventory of CoSeal® to continue for the first half of 2004 and then we expect to begin recording royalty revenue during the latter half of 2004.  We expect product sales of the remaining Cohesion products and the new STS products will continue throughout 2004.

License fees for the fifteen month period ending December 31, 2003 consist of amortization of upfront license payments received in the current and prior years and milestone payments from corporate partners.  The increase in amortization of deferred revenue is primarily due to additional deferred revenue relating to Cohesion’s license, marketing and distribution agreements with Baxter, U.S. Surgical and Tyco Healthcare Group.  We received an upfront license fee of approximately $11.6 million (U.S. $8 million) in April 2003 from Baxter of which $7.0 million has been recognized as revenue in the fifteen month period ended December 31, 2003.  The remaining non-refundable portion of this upfront fee (approximately $1.7 million) will be fully amortized by the end of January 31, 2004 at which time we will have no further involvement in the transfer of the CoSeal® manufacturing activities to Baxter.  Also included in the current period license fees is a $2.6 million (U.S. $2.0 million) milestone payment from Baxter upon successful transfer of the manufacturing process of CoSeal® in December 2003.  In the first quarter of 2004, we received an additional $2.6 million (U.S. $2.0 million) in milestone revenue from Baxter upon FDA and European approval of the CoSeal® manufacturing process.   We expect to receive licensing fees and milestone payments in the future from existing and new collaborative arrangements.  The extent and timing of such additional licensing fees and milestone payments, if any, will be dependent upon the overall structure of current and proposed agreements and development progress of licensed technology, including the achievement of development milestones by our collaborative partners.

License fee revenue for fiscal 2002 included $6.4 million in milestone payments from BSC and Cook, two of our licensees. These milestone payments arose upon Cook filing for regulatory approval to market a coated stent using our licensed technology in Europe, and upon the initiation of commercial sales by BSC of the product in certain countries outside of the regulated markets of Europe, the United States and Japan.

Royalty income from our collaborators under the drug-coated stent co-exclusive license was $5.6 million (U.S. $4.0 million) for the fifteen month period ended December 31, 2003, compared to $8,000 in fiscal 2002 and $nil in fiscal 2001.  The royalty income received to date has averaged approximately 4.3% (as expected) of the eligible drug eluting stent sales incurred by our corporate partners in Europe and other world markets (not including the U.S. or Japan).  The average royalty rate will increase as sales volumes increase due to the tiered sales calculations provided for in the license agreement and the expansion in the U.S. market now that  FDA approval has been received.  We received a prepayment of royalty revenue of $6.3 million (U.S. $4.3 million) in May 2003 from BSC which was recorded as deferred revenue and is being amortized to income as subsequent royalty payments otherwise due to us are reduced.   Included in the royalty revenue for the fifteen month period ended December 31, 2003 was $2.7 million of the prepaid royalty relating to sales made by BSC in the current period.  The remaining prepaid royalty of $3.6 million will be recorded as revenue as it is credited against future royalty revenue expected to be received over the next six months.  Royalty income is expected to increase significantly in 2004 based on the recent  FDA approval of the drug-eluting coronary stent.  However, as commercial sales have just recently begun in Europe, the U.S. and other world markets (not including Japan), we are not able to estimate future royalty amounts.

Expenditures

(in thousands of CDN$, except share and per share data)	Fifteen months ended December 31, 2003	Twelve month periods ended September 30,
		2003 (unaudited)	2002	2001
	$	$	$	$

Cost of goods sold	6,655	4,870	-	-
Royalty and license fees	2,603	1,334	-	-
Research and development (a)	21,027	15,126	16,311	15,114
Sales, general and administrative (a)	26,214	19,422	12,104	7,336
Amortization	14,617	9,047	3,141	2,112
	71,116	49,799	31,556	24,562

(a)  Stock based compensation expense of $2.0 million has been included in the research and development and sales, general and administrative expenditures for the twelve month period ended September 30, 2003 and $4.0 million in the operating loss for the fifteen month period ended December 31, 2003.

Cost of goods sold

Cost of goods sold relating to the sale of commercial products by Cohesion and STS, as a percentage of product sales, was 60% for the fifteen month period ended December 31, 2003.  The Cohesion and STS products had gross margins of 41% and 14% respectively from their respective dates of acquisition.  We did not have commercial sales in fiscal 2002 or fiscal 2001. Gross margins achieved throughout the period exceeded our expectations despite the distribution and licensing agreements with Baxter resulting in a portion of the product revenue remaining with Baxter, and a change in the packaging requirements for the CoSeal® product which resulted in additional one time manufacturing costs of approximately $567,000.

Royalty and license fees

Royalty and license fee expense incurred in the current fifteen month period primarily consist of license and royalty payments due to our licensors based on net royalty revenue received for the period.  The significant increase in this expense for the current period is directly related to the increase in royalty revenue for the same period.  Approximately $1.2 million of the current period expense relates to an accrual for a portion of balloon milestone payments that will become due to our licensors when our corporate partners reach certain levels of cumulative net sales of the drug-eluting stent.  There is approximately $700,000 of license fee expense remaining on these milestone payments which we expect will be fully expensed and paid by the second half of 2004.  Approximately $1.2 million of the current year expense related to the royalty on net sales of the drug-eluting stent owing to our licensors.

Research and development

Research and development expenditures consist primarily of costs associated with pre-clinical testing and clinical trials of our product candidates as well as post approval product costs.  We track expenditures by these three categories and by the type of cost incurred.

For the fifteen month period ending December 31, 2003 approximately 55% of our research and development expenditures related to pre-clinical testing, 38% to clinical trials and 7% to post approval product costs.  In fiscal 2002 and 2001, approximately 63% and 53%, respectively, of our research and development expenditures were spent in preclinical research and development projects and 37% and 47%, respectively, were spent on clinical development programs.

Our preclinical research and development efforts are divided into several distinct product development programs, including screening and evaluation of pharmaceuticals, evaluation of mechanism of action and filing patents related to our discoveries. The costs associated with these activities are primarily internal labour costs and we expect to continue to expand these efforts in 2004.

We are currently enrolled in six separate clinical programs, four of which commenced during the current year:

Clinical Programs

(in thousands of CDN$)	Study location	Enrolment start date	Estimated date of results	Estimated R&D Expenditures Oct 1, 2002 to Dec 31, 2003
Medical device coatings and implants:
Paclitaxel-loaded surgical vascular wrap – safety study	Europe	Sept 2003	Late 2005	$1,045

Therapeutics:
Rheumatoid arthritis – Phase 2	U.S.	Sept 2002	Mid 2005	$2,411
Severe psoriasis – Phase 1	U.S.	Nov 2000	Completed	$105

Non-drug loaded biomaterials:
Pivotal pulmonary sealant with CoSeal®	Europe	Mar 2003	Late 2004	$309
Pivotal myomectomy adhesion prevention with Adhibit™	Eur/Can	July 2003	Late 2004	$1,899
Feasibility study endometriosis adhesion prevention with Adhibit™	Canada	Oct 2003	Late 2004	$263

For any clinical trial, expenditures and results are generally affected by the time required to fully enrol patients into the study, the potential for periodic reviews by a data safety monitoring committee, the length of follow up required to measure efficacy and safety, the time of data analysis and the submission deadlines for presentation at medical conferences.  The costs primarily associated with these activities are internal labour and external clinical research organization expenditures.  We expect clinical trial expenditures to increase in 2004 as we hope to commence new trials based on current preclinical activities and progress current clinical trials into new phases and locations.

Research and development expenditures for the fifteen month period ended December 31, 2003 by type of costs incurred primarily consist of salaries and benefits ($10.1 million), external clinical trial expenditures ($2.7 million), preclinical contract research ($2.0 million), and patent costs ($1.8 million).  The remaining $4.4 million includes lab supplies, travel, occupancy and other research and development operating costs.

In general, all of the research and development cost categories increased over fiscal 2002 due to the inclusion of the extra three month period and an increase in research and development activity.   Research and development expenditures for the extra three month period from October 1 to December 31, 2003 were $5.9 million, which includes approximately $2.3 million in research and development costs from Cohesion (consisting primarily of salaries and clinical trial expenditures on the Adhibit™ and CoSeal® Lung clinical programs), and $100,000 from STS.  Significant changes for the fifteen month period ended December 31, 2003 compared to fiscal 2002 include increases in salaries and benefits of $5.3 million primarily due to the inclusion of Cohesion employees, stock based compensation expense of $1.2 million, and $880,000 in clinical trial expenditures due to an increase from 2 to 5 products in the clinic.  In addition to the severe psoriasis and rheumatoid arthritis programs which were underway in fiscal 2002, we commenced clinical studies for a perivascular wrap, pulmonary sealants, and an adhesion prevention gel.  Research and development expenditure increases were offset by significant decreases in milestone payments due to certain events achieved in fiscal 2002 ($2.8 million) and the purchase of paclitaxel and GMP contract manufacturing of PAXCEED TM in fiscal 2002 for on-going clinical trials ($1.9 million).

We expect to continue incurring substantial research and development expenses in the near future due to the continuation and expansion of research and development programs for drug coating of medical devices and implants; potential technology in-licensing and regulatory related expenses; preclinical and clinical testing of various products under development; and the continued clinical studies for the perivascular wrap, pulmonary sealants, adhesion prevention gel and rheumatoid arthritis programs. There will also be incremental costs associated with hiring of additional research and development personnel to support the continued progress of our research and development programs.

Selling, general and administrative expenses

Selling, general and administrative expenditures for the fifteen month period ended December 31, 2003 by type of costs incurred consist of salaries and benefits ($11.5 million), professional services ($4.6 million), Cohesion sales and marketing expenditures ($3.9 million), operating costs ($3.9 million) travel ($1.3 million), and occupancy costs ($1.0 million).  Each of these cost categories increased over fiscal 2002 due to the inclusion of the extra three month period and the inclusion of the Cohesion and STS sales, general and administrative costs.  Expenditures for the extra three month period from October 1 to December 31, 2003 were $6.8 million, which primarily consist of salary and benefit costs, including $1.6 million in stock based compensation expense, ($3.7 million) and professional fees ($1.3 million).  Significant changes for the fifteen month period ended December 31, 2003 compared to fiscal 2002 include increases in salaries and benefits ($6.6 million), primarily due to the inclusion of Cohesion employees and stock based compensation expense for the fifteen month period of $2.8 million, and sales and marketing costs ($3.9 million) for Cohesion’s commercial products which were incurred prior to the elimination of the sales and marketing work-force in April 2003.  Additional increases were in operating costs ($2.3 million), occupancy costs ($671,000) and travel costs ($445,000).  The additional increases are due to the escalating Director and Officer insurance policy premiums, costs to support our increased business development and corporate activities, and costs related to the occupancy of our new leasehold facility.  Professional fees were comparable to fiscal 2002.

Selling, general and administrative expenses for fiscal 2002 increased by 65%.  The largest increment came from a $2.9 million increase in external professional services related to merger and acquisition due diligence for projects that did not complete, corporate and securities counsel, and tax planning.  Salaries and benefits increased $1.1 million from $3.6 million in fiscal 2001 to $4.7 million in fiscal 2002.  A large part of the increase in salaries and benefits was related to one time retirement accrual expenses incurred on the retirement of a senior executive.  The remaining increases in expenses is related to expanded corporate activities related to a growing corporate entity and occupancy costs.

Selling, general and administrative expenses arising from the Cohesion acquisition have continued to decrease over time as a result of entering into an agreement with Baxter.  This agreement resulted in the elimination of the sales and marketing work-force and the reduction in the number of employees in the general and administrative department.  For fiscal 2004, we expect the selling, general and administrative expenditures to remain at a level similar to the period October 1, 2002 to December 31, 2003.  However, general and administrative expenditures could fluctuate significantly relative to the level of potential acquisition and in-licensing transactions that we undertake during fiscal 2004.

Amortization

Amortization expense relates to the amortization of property and equipment, medical technologies and intangible assets purchased through business combinations.  The significant increase for the fifteen month period ending December 31, 2003 includes amortization of $9.3 million on the identifiable intangible assets acquired from Cohesion, of which $6.7 million is for the CoSeal® intangible asset.  The amortization of the intangible asset related to CoSeal® is being amortized in proportion to the revenue earned from the Baxter license agreement, resulting in an acceleration of amortization expense on the CoSeal® intangible asset.  The remaining increase is a result of the additional amortization on the leasehold improvements and furniture and equipment acquired in the previous fiscal year and amortization of the Cohesion capital assets acquired in January 2003.

We expect the amortization expense to remain at a similar level for fiscal 2004 as the remaining amortization to be expensed on the CoSeal® intangible asset will offset against the increased amortization related to the STS intangible assets estimated to be $2.3 million for fiscal 2004.

Segment Reporting

We operate in three segments: medical device coatings/implants, therapeutics and non-drug loaded biomaterials.  The non-drug loaded biomaterials segment was obtained as a result of the acquisition of Cohesion.  STS operations are included in the medical device coatings/implants segment.  Segment costs are based on actual research and development costs incurred directly for the segment and an allocation of general and administration costs based on estimated usage as reflected by the amount of research and development expenditures incurred.

(in thousands of CDN$, except share and per share data)	Fifteen months ended December 31,	Twelve month periods ended September 30,
	2003	2003 (unaudited)	2002	2001
	$	$	$	$
Loss for reportable segments for the period
Medical device coatings/implants	(17,861)	(14,852)	(7,110)	(6,313)
Therapeutics	(4,342)	(3,681)	(10,704)	(14,584)
Non-drug loaded biomaterials	(9,918)	(9,899)	-	-

Total loss for reportable segments	(31,121)	(28,432)	(17,814)	(20,897)
Non-allocable corporate expenses	(11,197)	(7,104)	(6,412)	(2,542)
Total other (expense) income	(24,298)	(13,007)	4,083	15,112
Loss for the period	(67,616)	(48,543)	(20,143)	(8,327)

Our research and development expenditures are derived from our preclinical programs in our medical device coatings/implants and non-drug loaded biomaterials segments.  Clinical studies are underway in each of the segments.

This increase in the loss for the medical device coatings and implants segment for the fifteen month period ended December 31, 2003 was due to the inclusion of an extra three month period, the commencement of the vascular wrap clinical trial and the continued focus of our research and development efforts on this segment.   The fiscal 2002 increase over fiscal 2001 was a net result of an increase in preclinical research and development activities and license and royalty payments, and a corresponding increase in the allocated general and administration costs, offset by a $6.2 million increase in revenues attributable to the milestone payments received from our corporate partners as compared to fiscal 2001.

The decrease in the loss for the therapeutics segment for the fifteen month period ended December 31, 2003, compared to fiscal 2002 and the decrease from fiscal 2001 to 2002 was due to the discontinuation of our secondary progressive multiple sclerosis program during fiscal 2002.  This also resulted in a lower allocation of general and administration expenses.  The secondary progressive multiple sclerosis program was discontinued due to failure of the Phase 2 study to meet statistical significance in its primary MRI objective.

The loss for non-drug loaded biomaterial products for the fifteen month period ended December 31, 2003 is related to the sale of approved products, research and development activities, and the pulmonary sealant and adhesion prevention gel clinical study activities of Cohesion.

The increase in non allocable corporate expenditures is due to the inclusion of the extra three month period of operations and the inclusion of stock based compensation expense.

Investment and Other (Expense) Income

(in thousands of CDN$, except share and per share data)	Fifteen months ended December 31, 2003	Twelve month periods ended September 30,
		2003 (unaudited)	2002	2001
	$	$	$	$

Foreign exchange (loss) gain	(27,942)	(14,914)	629	5,976
Investment and other income	3,745	2,008	3,454	9,136
Interest expense - capital lease	(101)	(101)	-	-
Total other (expenses) income	(24,298)	(13,007)	4,083	15,112

The net foreign exchange loss for the fifteen month period ended December 31, 2003 was attributable to the effect of the strengthening Canadian dollar (relative to the U.S. dollar) on our U.S. dollar cash and cash equivalents, and the U.S. short term and long term investment portfolio. The Canadian dollar to U.S. dollar exchange ratio increased from 1.59 to 1.35, for the twelve month period ended September 30, 2003.  Our monthly U.S denominated cash balance from October 1, 2002 to September 30, 2003 averaged approximately $63.5 million, resulting in a recorded foreign exchange loss of $14.9 million for the twelve month period.  At December 31, 2003 we continue to maintain in U.S. dollar denominations approximately U.S. $178.6 million of net proceeds from our October 2003 public offering.  The Canadian dollar to U.S. dollar exchange ratio also increased from 1.35 to 1.29 during the three month period from October 1, 2003 to December 31, 2003.  This increase combined with the higher balance of U.S. dollar denominated cash balances resulted in an additional $13.0 million foreign exchange loss recorded for the transitional quarter.  We maintain U.S. dollar cash and cash equivalents and short term and long term investments to meet our anticipated U.S. dollar operating and capital expenditures, potential acquisitions and in-licensing transactions in future periods.  We do not use derivatives to hedge against exposures to foreign currency, interest rate and other market risks arising from our balance sheet financial instruments because our future expenditures are anticipated to be largely in U.S. denominated currency.

The net foreign exchange gains in fiscal 2002 and 2001 were attributable to the effect of the strengthening U.S. dollar (relative to the Canadian dollar) on our U.S. dollar investment portfolio.  The U.S dollar exchange rate increased from 1.58 to 1.59 during fiscal 2002 and from 1.51 to 1.58 during fiscal 2001.

Commencing in January 2004, we are changing our functional and reporting currency to U.S. dollars in order to more accurately represent the currency of the economic environment in which we operate.  This change should result in less significant foreign exchange losses in 2004.  However, we will continue to hold Canadian dollar denominated cash and cash equivalents and short term investments to meet our Canadian company operating and capital expenditure requirements, which will be impacted by future fluctuations in the Canadian/U.S dollar exchange rates.  See "Liquidity and Capital Resources".

Investment and other income for the current fifteen month period increased compared to fiscal 2002 due to a higher balance of cash and cash equivalents and short and long term investments available from the $321 million in net proceeds received from our public offering in October 2003.  This increase is net of a decline in market yields available on short-term investments, declining to an average investment yield of 1.6% for the fifteen month period ended December 31, 2003, compared to 2.4% in fiscal 2002.

The decrease in fiscal 2002 compared to fiscal 2001was primarily due to the decline in market yields available on short term investments, declining to an average investment yield of 2.4% for the year ended September 30, 2002 from 5.9% for the same period in 2001, together with a decrease in the balance of cash and cash equivalents and short-term investments.  The Company expects that interest income will continue to fluctuate in relation to cash balances and interest yields.  See "Liquidity and Capital Resources".

Liquidity and Capital Resources

Since inception, we have financed technology acquisitions, research and development activities and capital expenditures primarily from public and private sales of equity securities.  We have also received proceeds from the licensing of our technology, milestone payments, product sales, royalty revenue and interest income.  In October 2003, we received net proceeds of $320.4 million upon closing a public offering for 11,500,000 common shares.

At December 31, 2003 we had working capital of approximately $382.7 million and cash resources, comprising cash and cash equivalents and short-term and long-term investments in the amount of $403.9 million. In aggregate, our cash resources increased by $267.5 million from $136.4 million at September 30, 2002.  At December 31, 2003, we retained approximately $286.8 million (U.S. $221.9 million) denominated in U.S. currency compared to approximately $104.1 million (U.S. $65.6 million) at September 30, 2002.  The significant increase in working capital and cash resources was a result of the October 2003 public offering.

We expect that our available cash resources, working capital, expected product and royalty revenue, estimated funding from corporate partnerships, and expected interest income, should be sufficient to satisfy the funding of existing product development programs, other operating and capital requirements, potential acquisitions and in-licensing of technologies on both a short-term and long-term basis.  The amounts of the expenditures that will be necessary to execute our business plan are subject to numerous uncertainties, which may adversely affect our liquidity and capital resources to a significant extent. We have six clinical trials underway as at December 31, 2003 and completion of these trials may take several years.  The length of time generally varies substantially according to the type, complexity, novelty and intended use of a product candidate. We estimate that clinical trials of the type we generally conduct are typically completed over 3 to 5 years. However, the duration and the cost of clinical trials may vary significantly over the life of a project as a result of unanticipated developments arising during the clinical trials and the duration and costs therefore cannot be easily estimated.

Our contractual commitments consist of operating leases on office and laboratory space which expire through May 2012, with an option to renew through 2017.  The future minimum annual lease payments under these leases are as follows:

(in thousands of CDN$)	$

2004	2,345
2005	1,515
2006	1,472
2007	1,213
2008	1,252
Thereafter	4,695
12,492

Cash used in operating activities for the fifteen month period ended December 31, 2003 was $49.7 million comprising the loss for the period of $67.6 million, after adding back adjustments for items not involving cash of $28.2 million, and net changes in non-cash working capital items that used cash of $10.3 million, mainly due to an increase in accounts receivable and a decrease in accounts payable.  Cash used in operating activities for fiscal 2002 was $15.0 million comprising the loss for the period of $20.1 million, adding back non cash adjustments of $1.8 million and net changes in non-cash working capital items that provided cash of $3.3 million.

Net cash provided by investing activities was $23.1 million for the fifteen month period ending December 31, 2003.  The increase was primarily due to proceeds on maturing short-term investments, net of purchases, of $76.8 million less the purchase of long-term monetary investments of $20.9 million and cash used for the acquisition of STS of $31.2 million.  Net cash provided by investing activities in fiscal 2002 of $24.1 million was due to proceeds on maturing short-term investments, net of purchases of $28.7 million less purchase of capital assets of $6.5 million.

Additions to capital assets for the fifteen month period were $8.9 million including additions due to the acquisitions of Cohesion and STS, of $4.3 million and $975,000 respectively.  Included in the cash used for capital asset purchases in the current fifteen month period is $1.8 million that was included in accounts payable and accrued liabilities at the end of fiscal 2002.  Additions to capital assets in 2002 were $8.3 million, of which $1.8 million was included in accounts payables and accrued liabilities at the 2002 year end.  The fiscal 2002 additions primarily relate to leasehold improvements and office furniture and equipment for our new leased facility, which we commenced leasing on October 1, 2002. The leasehold improvements were offset by a tenant allowance of $2.5 million, of which $1.8 million was received in fiscal 2002 and an additional $0.7 million was received in the current fifteen month period.  The leasehold inducement was deferred and will be amortized over the lease term of 10 years and will be offset against rent expense.

Cash used to acquire medical technologies during the fifteen month period ended December 31, 2003 of $2.4 million relates to payments made during the current period for medical technologies capitalized in September 2002 which reflect the payments due to certain licensors upon the European approval of our stent technology.   The acquisitions of Cohesion and STS resulted in additional identifiable intangible assets of $58.2 million compared to fiscal 2002.  The Cohesion identifiable intangible assets of $35.0 million were acquired by way of a share for share exchange which did not result in a cash outflow and the STS identifiable assets of $23.2 were purchased by way of cash.   The acquired identifiable intangible assets consist of developed product technologies, core technologies, in-process research and development and customer relationships.  The intangible assets are being amortized over their estimated useful lives, which have been estimated to be from two to ten years.

The goodwill balance of $40.9 million at December 31, 2003 consists of $32.6 million in goodwill from the Cohesion acquisition less $3.8 relating to foreign exchange effects on translation and $12.1 million from the STS acquisition.   The Cohesion goodwill was tested for possible impairment in October 2003 using a discounted cash flow method for valuation purposes.  We did not find any indication of impairment and therefore no write down of goodwill was required.  The STS goodwill acquired in December 2003 will be tested for possible indication of impairment before the end of fiscal 2004.

Net cash provided by financing activities was $353.8 million during the fifteen month period ended December 31, 2003 compared to $2.3 million in fiscal 2002.  This was primarily a result of our public offering of 11,500,000 common shares in October 2003 which resulted in net proceeds of $320.4 million.  In addition, employees exercised 3.9 million stock options during the fifteen month period ended December 31, 2003 for cash proceeds of $35.0 million.  We also paid out a $2.1 million capital lease assumed upon the acquisition of Cohesion.   The fiscal 2002 and 2001 financing activities were a result of proceeds received from the issuance of common shares on the exercise of stock options though our Employee Stock Option Plan.

We have recorded a future income tax liability of $4.7 million in regards to the identifiable intangible assets that were acquired from STS in December 2003.  At December 31, 2003, we provided a valuation allowance equal to our future tax asset due to not having established a pattern of profitable operations for income tax reporting purposes.

Commitments and Risks Related to Our Business

We have no relationships with any “special purpose” entities and we have no commercial commitments with related parties. The only contractual obligations that we have are in the form of operating leases and future research and development expenditures.

We enter into indemnification agreements with certain officers and directors.  In addition, we enter into license agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry.  Those guarantees generally require us to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions.  In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited.  These indemnification provisions may survive termination of the underlying agreement.  The nature of the indemnification obligations prevents us from making a reasonable estimate of the maximum potential amount it could be required to pay.  Historically, we have not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.  However, we maintain liability insurance that limits the exposure and enables us to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

We are exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our current assets and liabilities.  At December 31, 2003, we had an investment portfolio consisting of highly liquid, high-grade investment securities with maturity dates to June 2006, selected based on the expected timing of future expenditures for continuing operations.  If market interest rates were to increase immediately and uniformly by 10% from levels at December 31, 2003, the fair value of the portfolio would decline by an immaterial amount.  We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments.

We are exposed to credit risk related to specific customers.  During the fifteen month period ended December 31, 2003, revenue from one licensee in the medical device coatings/implants segment represented approximately 20% of total revenue and revenue from one customer in the non-drug loaded biomaterials products segment represents approximately 54% of total revenue.   We had accounts receivable of $4,463,000 (US $3,453,000) at December 31, 2003 due from the customer in the non-drug loaded biomaterials products segment, which was fully collected subsequent to period end.   We are dependant upon BSC in regards to the commercial success of the drug-eluting stent.  We do not have control over the sales and marketing effort, the stent pricing, production volumes or distribution.  Our involvement is limited to the terms of the contractual agreements which provide for the receipt of royalty revenue based on the net sales of BSC and specify the applicable royalty rates.

We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk, and therefore we are subject to foreign currency transaction and translation gains and losses.  With a significant portion of our current cash resources denominated in U.S. dollars, a sudden or significant change in foreign exchange rates could have a material effect on our future operating results or cash flows.  Based on the total U.S. dollar denominated funds that we held at December 31, 2003 of U.S. $221.9 million, an increase in the value of the Canadian dollar of 5% against the U.S. dollar, would result in an unrealized foreign currency translation loss of approximately $13.6 million.  We purchase goods and services in both Canadian and U.S. dollars and to-date, earn a significant portion of our license and milestone revenues in U.S. dollars.  Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency.

One of our partners, BSC, is involved in several legal proceedings concerning challenges to its stent business.   As an example, current material litigation proceedings relate to the stent design, Express2TM, used in BSC’s version of our lead product. That stent design has been alleged to infringe patent rights held by Cordis Corporation, a subsidiary of Johnson & Johnson Inc. Cordis is seeking preliminary and permanent injunctions to prohibit BSC from making, using, selling, offering for sale or importing the Express2TM stent into the United States. If Cordis is successful in obtaining an injunction, we and our partner, BSC, would not be able to commercialize the paclitaxel-eluting coronary stent in the United States until the relevant patent expires, unless the injunction is lifted or we or one of our partners are able to complete clinical trials for a version of the product using another stent design that does not infringe Cordis' patent. As a result, if Cordis obtains an injunction, commercialization of our lead product would likely be significantly delayed.  While we are not named as a party in the Cordis lawsuit or injunction, our ability to successfully commercialize our lead product depends on BSC’s ability to sell its Express2TM stent in the United States.  We expect that either of our partners may be involved in other material legal proceedings in the future.

Summary of Quarterly Results

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight quarters.  This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as the annual audited consolidated financial statements.  These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the fifteen month period ended December 31, 2003 and the year ended September 30, 2002.

(in thousands of CDN$, except per share data)	Three months ended December 31, 2003 (Q5)	Three months ended September 30, 2003 (Q4)	Three months ended June 30, 2003 (Q3)	Three months ended March 31, 2003 (Q2)
	$	$	$	$
Total revenues	13,534	5,867	4,721	3,506

Operating loss	(7,782)	(8,889)	(10,703)	(9,765)

Other (expenses) income	(11,291)	90	(7,230)	(6,064)

Net loss for the period (1)	(19,073)	(8,799)	(17,933)	(15,829)
Basic and diluted loss per share (2)	(0.23)	(0.13)	(0.26)	(0.24)

(in thousands of CDN$, except per share data)	Three months ended December 31, 2002 (Q1)	Three months ended September 30, 2002 (Q4)	Three months ended June 30, 2002 (Q3)	Three months ended March 31, 2002 (Q2)
	$	$	$	$
Total revenues	170	162	3,285	3,461

Operating loss	(6,179)	(6,971)	(4,523)	(7,197)

Other (expenses) income	197	5,043	(4,070)	786

Loss for the period (1)	(5,982)	(1,928)	(8,593)	(6,411)
Basic and diluted loss per share (2)	(0.10)	(0.03)	(0.14)	(0.10)

Note:  (1)    The quarterly information from Q1 2003 to Q5 2003 has been restated for the effect of implementing the accounting policy for expensing stock-based compensation for all awards granted after October 1, 2002.  We recorded total stock-based compensation expense for the fifteen month period ending December 31, 2003 of $4.0 million.

Note:  (2)    Basic and diluted loss per share takes into account two-for-one stock splits which occurred on March 17, 2003 and February 3, 2004.

The increase in revenue since Q2 2003 is primarily a result of commercial product sales and license fees earned by one of our subsidiaries which was acquired in Q2 2003.  We also started to receive royalty revenue in Q2 2003 as our corporate partners received approval for the commercial sale of the drug eluting stent in Euope and other world markets (excluding the U.S. and Japan).  Revenue in Q3 and Q2 of 2002 was from milestone payments received from our corporate partners for the drug eluting stent.  Royalty revenue is expected to increase significantly in 2004 based on the recent FDA approval of the drug-eluting coronary stent in the U.S.   The decrease in our operating losses in Q5 and Q4 of 2003 versus Q3 and Q2 of 2003 is due to the increase in total revenue net of incremental operating costs of our subsidiaries and increased amortization expense related to the identifiable intangible assets acquired in Q2 2003 and Q5 2003.  Prior to Q2 2003 and the acquisition of our first subsidiary, our operating loss fluctuated based on research and development activity, business development and corporate activity.  Other (expenses) income has been shown separately as the fluctuations in this category can be significant on a quarterly basis, primarily due to foreign exchange (losses) or gains on our US dollar denominated cash and cash equivalents and our short-term and long-term investments.

Outstanding Share Data

All outstanding share data and stock option data takes into account the two-for-one stock split effective in early February 2004.

As of February 27, 2004, there were 83,413,580 common shares issued and outstanding for a total of $625.5 million and there were 9,123,424 stock options outstanding in the Angiotech Pharmaceuticals, Inc. stock option plan (of which 5,322,821 were exercisable) at a weighted average exercise price of CDN$17.31.   As of February 27, 2004, there were 244,690 stock options outstanding in the Cohesion stock option plans (of which 126,329 were exercisable) at a weighted average exercise price of US $10.75.

Subsequent Events

In January 2004, the shareholders authorized a 2 for 1 stock split of the company’s common share capital and approved a new stock option plan.  The 2 for 1 stock split takes effect in early February 2004. However, the Management Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements have been retroactively adjusted to give effect to the stock split.  The new 2004 stock option plan (“New Plan”) reduces the length of an option’s term from ten to five years, provides for the exercise period to be extended in the case of blackout periods, provides non-discretionary options for independent directors and reduces the percentage of common shares subject to the New Plan to 15% from 20% under the current plan.  The New Plan results in 1.1 million additional options (pre-split) available for grant to directors, officers and employees.

On March 4, 2004, BSC received FDA approval to market its TAXUS TM Express2TM  paclitaxel-eluting stent system.  BSC plans to launch the product in the United States immediately.

Forward-Looking Statements and Cautionary Factors That May Affect Future Results

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; patents liability and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities; other factors referenced in our filings with the Securities and Exchange Commission; and any other factors that may affect performance .

While we believe that our available cash, working capital, expected interest income, expected royalty revenue and estimated funding from corporate partnerships, should be sufficient to finance our operating and capital needs for the next several years, our funding needs may vary depending upon a number of factors including: progress of our research and development programs; costs associated with completing clinical studies and the regulatory process; collaborative and license arrangements with third parties; opportunities to in-license complementary technologies; cost of filing, prosecuting and enforcing our patent claims and other intellectual property rights; potential acquisitions and technological and market developments. Consequently, we may need to raise additional funds to continue to conduct our research and development programs and to commence or to continue the preclinical studies and clinical studies necessary to obtain marketing approval.  In such an event, we intend to seek additional funding through public or private financings, arrangements with corporate partners, and from other sources.  No assurance can be given that additional funding will be available on favourable terms, or at all.  If adequate capital is not available, we may have to substantially reduce or eliminate expenditures in our operations.  Insufficient financing may also require that we relinquish rights to certain of our technologies that we would otherwise develop.

To the extent possible, management implements strategies to reduce or mitigate the risks and uncertainties associated with our business. Operating risks include (i) our ability to successfully complete preclinical and clinical development of our products, (ii) the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products, (iii) decisions, and the timing of decisions made by health regulatory agencies regarding approval of our technology and products, (vi) the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products, (v) market acceptance of our technology and products, (vi) the competitive environment and impact of technological change, and (vii) the continued availability of capital to finance our activities.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

Computershare Investor Services Inc.

Stock Transfer Services

Montreal Trust Centre

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Vancouver, British Columbia

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Tel:

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604.661.9401

June 25, 2004

To:

All Applicable Commissions & Exchanges

Dear Sirs:

Subject:

We confirm that the following material was sent by pre-paid mail on June 25th, 2004 to the registered shareholders of Common shares of the subject Corporation:

A

Letter to Shareholders / Amended Management’s Discussion & Analysis of Financial Condition and Results of Operations for the fifteen month period ended December 31, 2003

We further confirm that copies of the above mentioned material were sent by courier to each intermediary (with the exception of ADP – Canada and ADP – US ) holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly,

COMPUTERSHARE INVESTOR SERVICES INC.

“Karen Patrus”

Mailing Specialist

Stock Transfer, Client Services

Telephone:  604.661.9400 (ext 4504)

Fax:             604.661.9401